SECURITIES AND EXCHANGE COMISSION
WASHINGTON, DC 20549

FORM 12b-25

     OMB Number 3235-0058
Commission File Number 1-10441
CUSIP Number 827056-10-2

NOTIFICATION OF LATE FILING

      (Check One):      ☒ Form 10-K      ☐ Form 20-F      ☐ Form 10-Q      ☐ Form N-SAR

☐ Form N-CSR

   For Period Ended:         June 27, 2003

☐ Transition Report on Form 10-K                    ☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F                     ☐ Transition Report on Form N-SAR

☐ Transition Report on Form 11-K

      For the Transition Period Ended: ___________________________________

      Read Instruction (on back page) Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ___________________________________________________________________________________

PART I
REGISTRANT INFORMATION

Full Name of Registrant	Silicon Graphics, Inc.

Former Name if Applicable	Not Applicable

Address of Principal Executive Office (Street and Number)	1600 Amphitheatre Parkway

City, State and Zip Code	Mountain View, California 94043-1351

PART II
RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date;
and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

     The Registrant’s Form 10-K has not been completed by the due date because the Registrant requires additional time to finalize its audited financial statements for the year ended June 27, 2003. The Registrant issued the attached press release on July 24, 2003 announcing its fourth quarter and full year results for that fiscal year. The Registrant expects that it will file the Form 10-K shortly and that the financial statements contained in such filing will be consistent with its publicly announced results in all material respects.

PART IV
OTHER INFORMATION

     (1)    Name and telephone number of person to contact in regard to this notification

Sandra Escher	(650)	933-3009

(Name)	(Area Code)	(Telephone Number)

     (2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     ☒ Yes      ☐ No

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 ☒ Yes      ☐ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant issued the press release, attached hereto as Attachment 1, on July 24, 2003 announcing its fourth quarter and full year results for that fiscal year. The Registrant expects that its financial statements contained in the Form 10-K will be consistent with its publicly announced results in all material respects.

Silicon Graphics, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 26, 2003	By	/s/ Jeffrey V. Zellmer
Jeffrey V. Zellmer Senior Vice President and Chief Financial Officer

      INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

ATTACHMENT 1

NEWS
RELEASE

SGI Reports Fourth-Quarter And Fiscal Year Results

MOUNTAIN VIEW, Calif. (July 24, 2003)–SGI (NYSE: SGI) today announced results for its fourth fiscal quarter and fiscal year 2003, which ended June 27, 2003. Revenue for the fourth quarter was $240 million, compared with $217 million in the preceding quarter. Gross margin increased to 40.3% from 37.1% in the previous quarter.

GAAP operating expenses for the fourth quarter were $131 million, including $12.6 million in restructuring and non-cash impairment charges, compared with $128 million for the previous quarter. SGI’s fourth-quarter net loss on a GAAP basis was $36.6 million or $0.18 per share compared with $35 million or $0.17 per share from the third quarter. These results are consistent with the preliminary results announced on July 10, 2003.

“Our fiscal year 2003 was a challenge. Although we have seen a sequential increase in our Q4 revenues and gross margin, we still need to take aggressive steps to reduce costs and to drive revenue from our new line of products,” said Bob Bishop, chairman and chief executive officer of SGI.

As of June 27, 2003, unrestricted cash, cash equivalents and marketable investments were $141 million, which was unchanged from the previous quarter.

Revenue for full fiscal year 2003 was $962 million, compared with $1.3 billion from fiscal year 2002. Net loss for the year was $130 million or $0.64 per share, compared with $46 million or $0.24 per share from the previous year.

—more—

SGI will conduct a conference call today at 2 p.m. PDT to provide additional details. The dial-in number is (888) 208-1824 (no passcode required) and the webcast site is www.sgi.com. An audio replay of this call will be available after 5 p.m. PDT today at (719) 457-2649 (reference passcode 745390) for seven days. All links to the archived webcast and audio replay are available at www.sgi.com/company_info/investors/. International investors can dial (888) 203-1112 (no passcode required). International replay is (719) 457-0820 (reference passcode 745390).

About SGI

SGI, also known as Silicon Graphics, Inc., is the world’s leader in high-performance computing, visualization and storage. SGI’s vision is to provide technology that enables the most significant scientific and creative breakthroughs of the 21st century. Whether it’s sharing images to aid in brain surgery, finding oil more efficiently, studying global climate or enabling the transition from analog to digital broadcasting, SGI is dedicated to addressing the next class of challenges for scientific, engineering and creative users. SGI was named on FORTUNE magazine’s 2003 list of “Top 100 Companies to Work For.” With offices worldwide, the company is headquartered in Mountain View, Calif., and can be found on the Web at www.sgi.com.

—end—

Silicon Graphics, SGI and the SGI logo are registered trademarks of Silicon Graphics, Inc., in the United States and/or other countries worldwide. All other trademarks mentioned herein are the property of their respective owners.

SILICON GRAPHICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands except per share amounts)

	Three Months Ended		Twelve Months Ended
	June 27,	June 28,	June 27,	June 28,
	2003	2002	2003	2002

Product and other revenue	$144,126	$171,718	$547,719	$856,719
Service revenue	96,039	112,783	414,029	484,666

Total revenue	240,165	284,501	961,748	1,341,385

Costs and expenses:
Cost of product and other revenue	86,711	98,961	333,245	464,405
Cost of service revenue	56,640	68,331	239,569	306,007
Research and development	40,463	44,087	170,937	176,893
Selling, general and administrative	78,250	95,430	319,360	450,365
Other operating expense, net (1)	12,585	1,929	30,046	44,476

Total costs and expenses	274,649	308,738	1,093,157	1,442,146

Operating loss	(34,484)	(24,237)	(131,409)	(100,761)
Interest and other income (expense), net	(10,701)	(6,358)	(21,104)	(16,919)
Other non-recurring income (expense), net	(3,454)	(4,603)	(3,454)	35,422 (2)

Loss before income taxes	(48,639)	(35,198)	(155,967)	(82,259)

Income tax benefit (provision)	(11,991)	1,492	(26,263)	(35,936)

Net loss	$(36,648)	$(36,690)	$(129,704)	$(46,323)

Net loss per common share - basic and diluted	$(0.18)	$(0.18)	$(0.64)	$(0.24)

Shares used in the calculation of net loss per common share - basic and diluted	203,281	198,545	201,424	194,974

SILICON GRAPHICS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	June 27,	June 28,
	2003	2002
ASSETS

Current assets:
Cash and cash equivalents	$140,836	$213,302
Short-term marketable investments	440	4,878
Short-term restricted investments	35,298	43,506
Accounts receivable, net	133,166	193,992
Inventories	71,426	109,410
Prepaid expenses and other current assets	51,727	66,525

Total current assets	432,893	631,613

Restricted investments	1,430	1,183

Net property and equipment	108,062	160,282

Other assets	107,469	117,041

	$649,854	$910,119

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Accounts payable	$76,507	$92,326
Accrued compensation	38,916	46,734
Income taxes payable	22,666	10,369
Other current liabilities	157,545	219,236
Deferred revenue	149,434	168,283

Total current liabilities	445,068	536,948

Long-term debt	291,956	308,631
Other liabilities	91,385	119,181

Total liabilities	828,409	964,760

Total stockholders’ deficit	(178,555)	(54,641)

	$649,854	$910,119